United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Annual and Extraordinary General Meetings on April 30, 2026 Rio de Janeiro, April 28, 2026 – Pursuant to CVM Resolution No. 81/2021, as amended, Vale S.A. (“Vale” or the “Company”) hereby discloses the Synthetic Voting Maps consolidating the remote voting instructions cast by its shareholders, as received by the Central Depositary (B3 S.A. – Brasil, Bolsa, Balcão), the share registrar (Banco Bradesco S.A.) and the Company, for each item set forth in the notice of call of the Annual and Extraordinary General Meetings (the “Meetings”) to be held concurrently on April 30, 2026. The information contained in the synthetic voting maps is presented in the tables attached hereto and corresponds to votes representing 1,966,047,654 shares for the Annual General Meeting and 1,962,566,095 shares for the Extraordinary General Meeting, representing 46.1% and 46.0% of the Company’s voting capital, respectively. The Company further clarifies that the voting maps disclosed today do not include the votes of holders of American Depositary Receipts (ADRs), which will be represented at the Meetings by JPMorgan Chase Bank, N.A., acting in its capacity as depositary bank. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Summary Maps Vale S.A. - Annual and Extraordinary General Meetings on April 30, 2025 Page 1 of 1 Consolidated Summary Schedules of Remote Voting Annual General Meeting Resolution Votes Approve Reject Abstain¹ 1. Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025. 1,672,229,630 17,316,436 276,501,588 2. Proposal for the allocation of profits for the 2025 fiscal year. 1,959,537,063 634,332 5,876,259 3. Setting the annual global compensation of management and Fiscal Council members for the year 2026. 1,884,925,607 8,991,944 72,130,103 4. Election of the Fiscal Council by slate of candidates – Number of seats to be filled: 4 10.1. Márcio de Souza / Alessandra Eloy Gadelha 1,601,096,665 303,396,496 61,554,493 10.2. Adriana de Andrade Solé / Pedro Zannoni 1,337,467,269 1,518,625 627,061,760 10.3. Raphael Manhães Martins / Jandaraci Ferreira de Araujo 1,334,213,852 5,071,914 626,761,888 10.4. Aristóteles Nogueira Filho / Leda Maria Deiro Hahn 1,364,877,864 52,939 601,116,851 ¹ Including blank votes. Extraordinary General Meeting Resolution Votes Approve Reject Abstain¹ 1. Ratify the appointment of Mr. Marcio Antônio Chiumento to the Board of Directors in accordance with Paragraph 9 of Article 11 of the ByLaws. 1,625,660,019 28,661,023 308,245,053 2. Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries. 1,956,538,041 22,847 6,005,207 3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA. 1,956,485,983 30,910 6,049,202 4. Approve the Valuation Reports of Baovale and CDA prepared by Macso. 1,956,449,481 31,680 6,084,934 5. Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares. 1,956,508,945 29,424 6,027,726 6. Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new number of capital shares (4,439,159,764) and common shares (4,439,159,752), due to the cancellation of 99,847,816 Vale’s common shares. 1,957,244,062 16,300 5,305,733 7. Approve the increase of Vale’s share capital, without the issuance of shares, in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws. 1,956,484,009 93,893 5,988,193 ¹ Including blank votes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 28, 2026		Director of Investor Relations